UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
Commission File Number 0-18927
TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM
(full title of plan)
TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Boulevard, Suite 200
Arlington, Texas 76011
(name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Participants of the
Tandy Brands Accessories, Inc. Stock Purchase Program
We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Stock Purchase Program as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in the notes to financial statements, certain errors resulting in the understatement of payables to participants for the years ended December 31, 2004 and 2003 were discovered by the Program’s management during the year ended December 31, 2005. Accordingly, the 2004 and 2003 financial statements have been restated and adjustments have been made to reflect benefit payments recorded on the accrual basis of accounting.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Stock Purchase Program as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Whitley Penn LLP
Fort Worth, Texas
March 17, 2006

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
		(As Restated)
Assets
Receivables:
Participants’ contributions	$861,962	$1,065,863
Company contributions	428,428	528,619

	1,290,390	1,594,482

Payable To Participants	1,290,390	1,594,482

Net Assets Available For Benefits	$—	$—

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2005	2004	2003
		(As Restated)
Additions
Contributions:
Participants	$971,601	$1,115,432	$1,044,953
Company	483,189	552,144	515,688

Total Additions	1,454,790	1,667,576	1,560,641

Deductions
Payable to participants	1,290,390	1,594,482	1,553,956
Participant withdrawals	164,400	73,094	6,685

Total Deductions	1,454,790	1,667,576	1,560,641

Net Change	—	—	—

Net Assets Available For Benefits
Beginning of year	—	—	—

End of year	$—	$—	$—

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM
NOTES TO FINANCIAL STATEMENTS
Program Description
General
The following description of the Tandy Brands Accessories, Inc. Stock Purchase Program (the “Program”) sponsored by Tandy Brands Accessories, Inc. (the “Company”) provides only general information. Participants should refer to the Program document for a more complete description of the Program’s provisions. The Program was initially effective January 1, 1991 and amended and restated effective December 1, 2005.
The purpose of the Program is to provide employees of the Company and its participating affiliates with the opportunity for convenient and regular personal investments in the Company’s common stock. The Program is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended.
Eligibility
Employees who are of legal age, have been continuously employed for at least six months, and work a minimum of twenty hours per week are eligible to participate in the Program if they are participating in the Tandy Brands Accessories, Inc. Employees Investment Plan.
Contributions
A participant may contribute to the Program through an authorized payroll deduction of 5% or 10% of their qualifying compensation. The Company matches 25% of participant contributions for eligible employees with less than two years of continuous employment with the Company. Eligible employees with two years or more of continuous employment receive a 50% matching contribution from the Company. The Company’s Board of Directors may allow immediate participation in the Program by any employee with 50% Company matching contributions.
Participant Accounts
Each participant’s account is credited monthly with the equivalent number of shares of the Company’s common stock that their payroll deductions and the Company’s contributions would acquire using the average of the daily closing market prices of the stock during the month.
The Company, as custodian, holds the stock until it is distributed to participants. Whole numbers of shares are distributed as soon as practicable after each December 31, but not later than the following February 15. Fractional shares and funds remaining in participants’ accounts may either be retained in their accounts or, at the Company’s option, distributed in cash.
A participant’s account may be withdrawn in the event of the participant’s death, employment termination, retirement at age 65 or older, or full withdrawal from participation in the Program.

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM
NOTES TO FINANCIAL STATEMENTS
Program Description (continued)
Vesting
Participants immediately vest in all contributions to their accounts. Excluding the right to assign, alienate, pledge, or otherwise encumber their accounts, participants have full rights of ownership of the Company common stock held for their accounts, including voting and dividend rights.
Program Amendment or Termination
The Company’s Board of Directors may amend, suspend, or terminate the Program at any time, or from time to time, but no such action shall increase any participant’s payroll deductions without consent or adversely affect any participants’ rights to their accounts.
Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Program are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
Prior to 2005 the financial statements presented net participant and Company contributions as receivables from the Company and net asset additions that were to be distributed following the Program’s year end with the corresponding amount presented as net assets available for benefits, rather than as payables to participants. Net asset deductions were the prior year receivable amounts distributed in the current year. The 2003 and 2004 financial statements have been restated to conform to the 2005 presentation in the statements of net assets available for benefits and changes in net assets available for benefits.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Program Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Contributions
Participants’ and Company contributions are accrued in the period in which participants’ contributions are deducted from their pay.
Receivables
The receivables are the cost basis of the Company’s common stock credited to participants’ accounts (2005 – 105,317.97 shares; 2004 – 115,984.35 shares). The stock, which is subject to market risks customarily associated with equity securities, is distributed to participants following the Program’s fiscal year end.

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM
NOTES TO FINANCIAL STATEMENTS
Summary of Significant Accounting Policies (continued)
Available Common Stock
The Company had on reserve for the Program 481,387 shares of registered common stock following the distribution to participants for the 2005 Program year.
Average Share Prices
The average daily closing share prices by month for the Company’s common stock were:

Month	2005	2004	2003
January	$14.4545	$14.6440	$9.7042
February	14.3953	13.2779	10.0831
March	14.4001	13.2330	10.0560
April	13.8426	13.2342	10.1591
May	13.0081	13.2380	10.6012
June	11.8691	13.4680	11.7321
July	11.3115	13.5682	12.4925
August	11.1243	13.7245	13.8006
September	11.0419	13.7896	14.7228
October	11.4990	14.3942	15.1657
November	11.7253	14.1386	15.0537
December	12.0700	14.2623	15.4577
Program Administration
The Company holds and manages the Program’s assets. The Program’s administrative expenses are paid by the Company.
Tax Status
Participants’ contributions are deducted from after-tax earnings and the Company’s contributions are participant taxable income in the month accrued; consequently, the Program is not subject to income tax under the Internal Revenue Code.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM

/s/ J.S.B. Jenkins

J.S.B. Jenkins
Administrative Committee Member
Date: March 30, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation of our report dated March 17, 2006, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement on Form S-8 (Registration No. 333-131218) pertaining to the Tandy Brands Accessories, Inc. Stock Purchase Program.
/s/ Whitley Penn LLP
Fort Worth, Texas
March 29, 2006